Exhibit 99.12

Paris, May 11, 2012 Ordinary and Extraordinary Shareholders’ meeting of May 11, 2012
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Approval of all resolutions proposed by the Board of Directors Dividend of €2.28/share

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Martin DEFFONTAINES

Laurent KETTENMEYER

Matthieu GOT

Karine KACZKA

Robert PERKINS

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 909 418 282,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

The Annual Shareholders’ Meeting of Total was held on May 11, 2012 under the chairmanship of Christophe de Margerie. Shareholders adopted all resolutions recommended by the Board of Directors, including:

•         Approval of the 2011 financial statements and payment of a cash dividend for 2011 of €2.28 per share, unchanged from the previous year. Taking into account the quarterly interim dividend payments for 2011[1], the final dividend of €0.57 per share will be paid in cash on June 21, 2012[2].

•         Re-election of Ms. Anne Lauvergeon and Mr. Christophe de Margerie, Patrick Artus, Bertrand Collomb and Michel Pébereau to new three-year terms as directors.

•         Ratification of the appointment of Gérard Lamarche as director for a one-year period.

•         Election of Anne-Marie Idrac as director for a three-year term.

•         Various delegations of authority and financial authorizations granted to the Board of Directors.

The full results of the votes will be available on Total’s corporate Web site total.com in the coming days.

[1]

Ex-dividend dates for the three 2011 interim dividends of 0.57 €/share were September 19, 2011 for first-quarter 2011, December 19, 2011 for second-quarter 2011, and March 19, 2012 for third-quarter 2011.

[2]	The ex-dividend date for the remainder of the 2011 dividend will be June 18, 2012.

The Shareholders’ Meeting was also an opportunity for Christophe de Margerie, Chairman and CEO, and Patrick de La Chevardière, Chief Financial Officer, to report to shareholders on the activities of the Board of Directors, corporate governance, and the 2011 performance of the Group as well as its outlook.

In his opening remarks, Mr. de Margerie reminded shareholders that Total’s core mission and greatest challenge is to invest in profitable projects to facilitate access to energy to meet growing demand. He stated that operational excellence is a prerequisite to satisfy demand sustainably. Alluding to the recent incident on the Elgin wellhead platform in the North Sea, he emphasized the absolute priority placed on the safety of people and described the resources that were immediately deployed to contain the environmental impact and to secure the site. He announced that the well intervention will begin imminently, an important step that is expected to stop the leak. He underscored the responsible manner in which Total has handled the incident as well as the importance of learning the relevant lessons from the investigations currently under way.

Mr. de Margerie then outlined the main activities of the Board of Directors and its Committees, emphasizing the directors’ involvement in evaluating major projects and managing risks. After presenting the changes in the Executive Committee’s membership, he stressed the importance Total puts on ensuring a diversity of backgrounds and skills on the Board of Directors. He noted the quality of the Board of Directors’ governance practices and described its regular assessment process.

Mr. de Margerie then addressed his compensation, presenting the performance criteria that are currently applied. Regarding the policy of awarding performance shares and stock options to Group employees, he pointed out that the Group’s objective is to be able to reward individual performance while aligning the interests of management and employees with those of shareholders.

He also covered how Total created value for all of its stakeholders in 2011, with a special focus on what Total contributes in France.

Chief Financial Officer Patrick de La Chevardière then discussed the oil industry environment in 2011 and first-quarter 2012. The environment was favorable for the Upstream segment, but challenging for Refining & Chemicals. Total delivered a solid performance, with full-year adjusted net income increasing 11% to €11.4 billion in 2011 and first-quarter 2012 adjusted net income up 13% over fourth-quarter 2011 to €3.1 billion. He described the new momentum driving all segments, citing as an example Total’s bolder exploration strategy, which has already paid off with three major discoveries in 2011. He also highlighted the continuous optimization of the asset portfolio, reflected in a large number of divestments and acquisitions mainly weighted toward Upstream assets with a high growth potential.

Commenting on the main challenges for the period 2012-2015 in his closing remarks, Mr. de Margerie stressed the role of corporate social responsibility to sustainably meet growing energy demand, in particular by encouraging innovation and supporting the development of new energies.

He discussed the Group’s outlook for growth, which will be built on more than 25 project start-ups to 2015 and cemented by leadership positions in LNG and the deep offshore. At the same time, an ambitious exploration program is being implemented, to which Total has allocated $2.5 billion in 2012. The new downstream organization introduced on January 1, 2012 is designed to make the Refining & Chemicals production base more competitive and enhance Supply & Marketing’s responsiveness. Major projects, an optimized portfolio of assets and productivity gains should yield a projected 5% rise in overall ROACE between 2010 and 2015.

Organic investment will increase to €17 billion ($24 billion) in 2012, with over 80% dedicated to Upstream. Total plans to continue managing its portfolio of assets actively, including a program of targeted asset sales. A divestment objective net of acquisitions has already been announced, bringing the net investment budget down to €14 billion ($20 billion) in 2012[3]. The Group will benefit from the new project start-ups which will secure shareholder return and fuel future growth, while maintaining a solid balance sheet.

Mr. de Margerie concluded by thanking the 3500 shareholders present for their loyalty and confidence. He reiterated the Group’s commitment to pursue the momentum under way in all its businesses. In reaffirming the importance of safety in the Group’s operations, he also confirmed Total’s intention of seeking sustainable growth that would create value for all stakeholders.

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The Board of Directors met following the Shareholders’ Meeting to re-elect Mr. de Margerie as Chairman and CEO for the duration of his term as director.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

[3]	Investments excluding acquisitions and asset sales and including net investments in equity affiliates and non-consolidated companies.